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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                                   U S LIQUIDS INC.
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                                   (Name of Issuer)


                             COMMON STOCK, PAR VALUE $.01
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                            (Title of Class of Securities)


                                     902974 10 4
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                                    (CUSIP NUMBER)


                                  John D. Robertson
                             1600 Bank of Oklahoma Plaza
                                  201 Robert S. Kerr
                            Oklahoma City, Oklahoma  73102
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                         (Name, Address and Telephone Number
                           of Person authorized to Receive
                             Notices and Communications)


                                   DECEMBER 9, 1997
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                         (Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_____].

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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 CUSIP NO. 902974 10 4
           -----------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William M. DeArman                                              ###-##-####
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2.   Check the Appropriate Box if a Member of a Group            (a) [    ]
                                                                      ----
                                                                 (b) [ X ]
                                                                      ---
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3.   SEC Use Only

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4.   Source of Funds

     PF/00
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
2(d) or 2(e)
                                                                        [     ]
                                                                         -----

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6.   Citizenship or Place of Organization

       UNITED STATES
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                    7.   Sole Voting Power

Number of                185,000*
                         -------------------------------------------------------
Shares              8.   Shared Voting Power
                         -------------------------------------------------------
Beneficially
Owned by Each            200,000*
                         -------------------------------------------------------
Reporting Person         9.   Sole Dispositive Power
With
                         185,000
                         -------------------------------------------------------
                    10.  Shared Dispositive Power

                         200,000
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     385,000
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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ X ]
                                                                            ---

EXCLUDES 60,000 SHARES HELD BY OR FOR THE BENEFIT OF THE REPORTING PERSON'S CHILDREN.
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13.  Percent of Class Represented by Amount in Row (11)

          5.3%
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14.  Type of Reporting Person

     IN
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* Subject to the terms of an Agreement to Vote Stock described in the response to Item 6 below.


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                                     SCHEDULE 13D

Item 1.   SECURITY ISSUER.

     Title of class of equity securities:  Common Stock, $.01 par value
     Issuer: U S Liquids Inc.
     Address of principal executive offices: 411 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060.

Item 2.   IDENTITY AND BACKGROUND.

     This statement is filed by William M. DeArman.

     William M. DeArman is a private investor. Mr. DeArman's address is 5420 Huckleberry Lane, Houston, Texas 77056. Mr. DeArman is a United States citizen.

     Mr. DeArman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds used to purchase the Common Stock of the Issuer came from the personal funds of Mr. DeArman and the funds of a trust of which Mr. DeArman is the sole beneficiary. The aggregate purchase price of the 385,000 shares of Common Stock beneficially owned by Mr. DeArman was $126,650.

Item 4.   PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the shares of Common Stock by Mr. DeArman is for investment, and the purchases were made in the ordinary course of business. Mr. DeArman may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him at any time. Mr. DeArman does not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
     Schedule 13D. Mr. DeArman may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


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Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of Common Stock of the Issuer beneficially owned by Mr. DeArman is 385,000 or approximately 5.3%.

          This amount does not include 12,500 shares held individually by one of Mr. DeArman's children or 47,500 shares held by trusts for the benefit of certain of Mr. DeArman's children. Mr. DeArman disclaims beneficial ownership of these 60,000 shares held by or for the benefit of his children.

     (b) Subject to the terms of a certain Agreement to Vote Stock described in the response to Item 6 below, Mr. DeArman has the sole power to vote and to dispose of 185,000 shares of Common Stock of the Issuer and shares the power to vote and dispose of 200,000 shares of Common Stock of the Issuer. Delaware Charter Guarantee & Trust Company, P. O. Box 8963, Wilmington, Delaware 19899-8963, shares the power to vote and dispose of such 200,000 shares of Common Stock held for the benefit of Mr. DeArman.

     (c)

-----------------------------------------------------------------------------------------------------------------------------------
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    IDENTITY OF PERSON                 DATE OF          NO. OF             ACQUIRED(A)/        PRICE            TYPE OF
     WHO EFFECTED THE                TRANSACTION        SHARES             DISPOSED (D)         PER           TRANSACTION
       TRANSACTION                                                                             SHARE
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 William M. DeArman                   12/08/97           100,000                D             $14.00       Private Transaction
-----------------------------------------------------------------------------------------------------------------------------------
 William M. DeArman                   12/08/97            2,000                 D             N/A          Gift
-----------------------------------------------------------------------------------------------------------------------------------
 William M. DeArman                   12/08/97            2,000                 D             N/A          Gift
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 William M. DeArman                   12/09/97            2,500                 A             $13.00       Private Transaction
-----------------------------------------------------------------------------------------------------------------------------------



     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 16, 1997, contemporaneously with the Issuer's acquisition of all of the outstanding capital stock of Mesa Processing, Inc., T&T Grease Service, Inc. and Phoenix Fats & Oils, Inc., each a Texas corporation under common ownership (collectively, the


                                          4
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"Mesa Companies"), Mr. DeArman, the Issuer, Thomas B. Blanton, W. Gregory Orr,
Earl J. Blackwell and certain entities controlled by Messrs. Orr or Blackwell entered into an Agreement to Vote Stock providing that, for as long as Mr. Blanton is the beneficial owner of at least 5% of the outstanding Common Stock, the Issuer is obligated to nominate Mr. Blanton for election to the Board of Directors of the Issuer and Messrs. Orr, Blackwell and DeArman are obligated to vote all of the shares of Common Stock controlled by them in favor of Mr. Blanton's election to the Board of Directors.

     Pursuant to the terms of a Stock Distribution Agreement executed between Mr. DeArman and the Issuer contemporaneously with the Issuer's acquisition of the Mesa Companies, Mr. DeArman was granted certain registration rights with respect to 145,950 shares of Common Stock beneficially owned by him.

     In addition, in connection with the Issuer's initial public offering, Mr. DeArman agreed not to sell or otherwise dispose of any shares of Common Stock until February 16, 1998 without the prior written consent of Van Kasper & Company, one of the managing underwriters of the Issuer's initial public offering. On December 8, 1997, Van Kasper & Company consented to (i) the sale by Mr. DeArman of 100,000 shares of Common Stock in a private transaction, and
(ii) the transfer by gift by Mr. DeArman of 4,000 total shares of Common Stock.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following are filed herewith as Exhibits to this Schedule 13D:

     99.1 Stock Distribution Agreement, dated June 16, 1997, between Mr. DeArman and U S Liquids Inc.

     99.2 Agreement to Vote Stock, dated June 16, 1997, between U S Liquids Inc., Thomas B. Blanton, W. Gregory Orr, Earl J. Blackwell, William M. DeArman and certain other parties.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 16, 1997.





                              /s/ William M. DeArman
                              -------------------------------------------------
                              William M. DeArman

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